

November 18, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VERIZON COMMUNICATIONS INC., under the Exchange Act of 1934:

- 3.9962% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056
- 5.7420% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Sincerely,

[signature: Craig A. Mart...]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com